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Contact:  David T. Lanzillo
Corning Consumer Products
         (607) 377-8259
         lanzillodn@ccpci.com

Anthony P. Deasey
         Corning Consumer Products
         Chief Financial Officer
         (607) 377-8005

       CCPC ACQUISITION CORP. COMPLETES TENDER OFFER FOR EKCO GROUP, INC.

    WILMINGTON, Del., September 9, 1999--CCPC Acquisition Corp. (the parent of Corning Consumer Products Company) announced today that it has successfully completed its tender offer for the shares of EKCO Group, Inc. (AMEX:EKO) at a price of $7.00 per share.

    Based on information provided by the Depositary, 18,245,907 shares of common stock and 856,627 shares of Series B ESOP convertible preferred stock of EKCO Group were validly tendered and not properly withdrawn pursuant to the tender offer (including 128,084 shares of common stock subject to guarantees of delivery), which expired yesterday, September 8, at 12:00 midnight, New York City time. The shares tendered and accepted for payment represent approximately 93 percent of the EKCO Group outstanding shares.

    CCPC Acquisition expects to effect its merger with EKCO Group as promptly as possible following payment for the accepted shares, which is scheduled for next week. All remaining EKCO Group shares would then be converted into the right to receive the same purchase price of $7.00 per share.

    Peter F. Campanella, President and Chief Executive Officer of Corning Consumer Products, said, "We're delighted to bring EKCO Group's metal bakeware and kitchen tools brands into our portfolio of consumer products. The pending acquisition of General Housewares Corp. (NYSE:GHW), announced last month and expected to be completed during the fourth quarter, will provide us with an even broader range of branded kitchen housewares.

    "We'll be approaching a billion dollars in combined annual sales," Campanella continued, "and competing in the marketplace with greater efficiencies and effectiveness in everything we do, from design and manufacturing through distribution and administrative operations."

    Corning Consumer Products Company has been an affiliate of Borden, Inc. and a member of the Borden Family of Companies since April 1998. Each member of the Borden Family is privately owned by its own management and by affiliates of the investment firm Kohlberg Kravis Roberts & Co.

    Headquartered in Elmira, N.Y., Corning Consumer Products Company markets housewares products under the CORNINGWARE-REGISTERED TRADEMARK-, CORELLE-REGISTERED TRADEMARK-, REVERE-REGISTERED TRADEMARK-,
PYREX-REGISTERED TRADEMARK- and VISIONS-REGISTERED TRADEMARK- brand names. The company posted sales of $533 million in 1998, employs approximately 3,000 people and has facilities in Asia, Australia, Latin America and the United States.

    EKCO Group, Inc. is a leading manufacturer and marketer of branded consumer products that are broadly marketed primarily through major mass merchant, supermarket, home, hardware, specialty and department stores. The product line consists of household items including bakeware, kitchenware, pantryware, brooms, brushes and mops, as well as nonpoisonous and low-toxic household pest control products, small-animal care and control products, and pet supplies and accessories. The company posted sales of $328 million in fiscal 1998 and employs approximately 1,150 people.

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